FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 January 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 13 January 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and
General Counsel

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
When considering what action you should take, you should seek your own independent advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares or Preference Shares, please send this document and the enclosed Form of Proxy at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

PREMIER FARNELL PLC

Proposals to amend the Company’s Articles of Association

to confer on the Board the power to require the sale of Ordinary Shares and Preference Shares held by US shareholders to enable the Company to deregister under the US Securities Exchange Act of 1934

and

Notice of Extraordinary General Meeting

to be held at 9 Appold Street, London EC2A 2AP

on

Wednesday 9th February 2005

at 10.30 am

Shareholders are requested to complete and return the enclosed Form of Proxy as soon as possible and in any case so as to arrive no later than 10.30 am on 7th February 2005.

Premier Farnell plc
(registered in England and Wales no. 876412)

Directors:	Registered Office:
Sir Malcolm Bates, Chairman	Farnell House
Sir Peter Gershon, Deputy Chairman	Forge Lane
John Hirst, Chief Executive	Leeds
Andrew Fisher, Finance Director	LS12 2NE
Laurence Bain, Chief Operating Officer
William Korb	10th January 2005
Michael Lester
Cary Nolan
John Roques

EXTRAORDINARY GENERAL MEETING – WEDNESDAY 9TH FEBRUARY 2005

To holders of Ordinary Shares and, for information only, to holders of Preference Shares.

Dear shareholder

Proposals to amend Premier Farnell plc’s articles of association to enable the Company to terminate its reporting obligations under the US Securities Exchange Act of 1934.

In the light of Premier Farnell plc’s reducing US shareholder base and recent reforms to US securities laws, your Board considers that the burden and expense of complying with US reporting and registration obligations, which are additional to the stringent regulatory and governance requirements to which it is subject as a UK listed company, is out of proportion to the benefits derived by the Company from its listing on The New York Stock Exchange and its registration with the US Securities and Exchange Commission. As announced on 9th December 2004, the Board has therefore decided to delist voluntarily from the NYSE, terminate its ADR programmes with The Bank of New York for its Ordinary Shares and Preference Shares, and take steps to terminate its reporting obligations and deregister its Ordinary Shares and Preference Shares under the US Securities Exchange Act of 1934. The Company will continue to be subject to the UK Listing Rules and the Combined Code on Corporate Governance like any other UK company whose shares are listed in London and intends to maintain high standards of corporate governance under this regime.

Premier Farnell will not be able to file for deregistration from the SEC unless and until the number of US Shareholders, whether holding directly or through nominees, falls below 300 with respect to each of the Ordinary Shares and the Preference Shares as separate classes. Furthermore, the number of US Shareholders must remain below 300 with respect to each of the Ordinary Shares and the Preference Shares after deregistration, in order to avoid recommencement of SEC reporting requirements. We estimate that there are currently approximately 3,500 US holders of Ordinary Shares and 2,300 US holders of Preference Shares.

Accordingly, the Board proposes that the Company amend its Articles of Association to include a new provision conferring upon the Board the power to require Ordinary Shares or Preference Shares which are held by US Shareholders to be sold to nonUS persons. This compulsory transfer power would not be limited in time but would be generally available to the Board to exercise from time to time.

Assuming the Articles are so amended, the Board will be free to exercise the compulsory transfer provisions in its absolute discretion. If the Board decides to exercise the compulsory transfer power, it will do so with the objective of reducing the number of US Shareholders of each class of share to below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board expects to take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares or Preference Shares. Thereafter, the Board may, from time to time, require Ordinary Shares and Preference Shares to be sold in order to be satisfied that, at the beginning of each subsequent financial year, the number of US Shareholders remains below 300 in respect of each of the Ordinary Shares and Preference Shares. The Company has established that, on the basis of the current numbers and holdings of US Shareholders, only a small number of Ordinary Shares and Preference Shares would have to be sold in order to bring the number of US Shareholders of each class to below 300. The number of US holdings that would have to be sold to achieve this purpose is expected to reduce as a result of the cancellation of the NYSE listing and the termination of the ADR programme.

At the end of this circular is a Notice convening an Extraordinary General Meeting of the Company, which sets out the text of the proposed amendments to the Company’s Articles of Association. The Extraordinary General Meeting will be held at Broadgate West, 9 Appold Street, London EC2A 2AP on 9th February 2005 at 10.30 am.

This circular sets out the reasons why your Board considers the deregistration steps to be in the best interests of the Company and shareholders as a whole.

1.	Review of ADR programme, NYSE listing and SEC registration

As noted above, your Board has recently reviewed the operation of its ADR programme, NYSE listing and SEC registration and the relative benefits and costs of servicing these. The results of this review are set out below.

	(a)	ADR programme, NYSE listing and SEC registration: background and development

In April 1996 the Company acquired Premier Industrial Corporation, a US company incorporated in Ohio and having principally a US shareholder base. Ordinary Shares and Preference Shares were issued to the former shareholders of Premier Industrial Corporation as part of the consideration for the acquisition.

As a result of the acquisition, the Ordinary Shares, Preference Shares and ADSs were listed, and the ADSs trade, on the NYSE. Because of its NYSE listings, Premier Farnell also registered the Ordinary Shares, Preference Shares and ADSs with the SEC under the Securities Act and the Exchange Act. Accordingly, Premier Farnell is subject to the regulations of the SEC and the NYSE as they apply to nonUS companies.

Because Premier Industrial Corporation had a substantial US shareholder base, US shareholders represented a sizeable portion of the shareholdings of Premier Farnell immediately following the acquisition. At 28th June 1996, approximately 25.3% of the outstanding Ordinary Shares, or approximately 68.6 million Ordinary Shares (including those held through Ordinary Share ADSs), were held by persons with registered addresses in the United States. At the same date, almost all of the outstanding Preference Shares, or approximately 27.9 million Preference Shares (including those held through Preference Share ADSs), were held by persons with registered addresses in the United States.

While, from an operational standpoint, Premier Farnell continues to have a strong presence in the United States, its US Shareholder base has decreased substantially over the years. At 27th December 2004, the number of Ordinary Shares held in the form of Ordinary Share ADSs had declined to approximately 2.3% of the outstanding Ordinary Shares, or approximately 8.3 million Ordinary Shares. In addition to the Ordinary Shares held in the form of Ordinary Share ADSs, Premier Farnell estimates that, as at 27th December 2004, approximately 7.9% of the outstanding Ordinary Shares, or approximately 28.7 million Ordinary Shares, were held by or on behalf of US Shareholders. The Company further estimates that, while the aggregate of approximately 37 million Ordinary Shares referred to above is held by or on behalf of approximately 3,500 US Shareholders, over 85% of such shares are held by or on behalf of fewer than 150 holders.

At 27th December 2004, the number of Preference Shares held in the form of Preference Share ADSs had fallen to approximately 14.8% of the outstanding Preference Shares, or approximately 1.1 million Preference Shares. In addition to the Preference Shares held in the form of Preference Share ADSs, a negligible number of Preference Shares were otherwise held by or on behalf of US Shareholders. The Company further estimates that, while the total number of Preference Shares referred to above is held by or on behalf of approximately 2,300 US Shareholders, over 75% of such shares are held by or on behalf of fewer than 300 holders.

Trading of the ADSs on the NYSE has also declined. The average daily trading volume of the Ordinary Share ADSs from 12th April 1996, the first day of their trading, to 2nd February 1997, the Company’s financial year end, was 70,900. Their average daily trading volume during the financial year ended 1st February 2004 was 13,200 and between that financial year end and 8th December 2004, the day prior to the Company’s announcement of its intention to delist voluntarily from the NYSE and to close its ADR programmes, has been 14,900. The average daily trading volume of the Preference Share ADSs from 12th April 1996 to 2nd February 1997 was 84,900. Their average daily trading volume during the financial year ended 1st February 2004 was 1,600 and between that financial year end and 8th December 2004 has been 8,400.

	(b)	Costs of US listing and registration

Our substantially decreased US shareholder base has caused us to reevaluate the merits of maintaining our ADR programme, NYSE listing and SEC registration. By virtue of Premier Farnell’s SEC registration and NYSE listing, the Company bears considerable costs to comply with applicable regulations of the SEC and the NYSE. These include costs to prepare reports in accordance with US regulations, costs to reconcile our financial statements (which we present in accordance with UK GAAP) to US GAAP and other compliance costs.

The third party costs of the Company’s NYSE listing and SEC registration in respect of the year ended 1st February 2004 amounted to approximately £265,000. In addition, it is estimated that over 1,100 hours of management time are absorbed each year in compliance with these requirements.

These costs and time requirements are due to increase substantially with the new SEC rules introduced under the SarbanesOxley Act, which require additional internal financial control documentation in preparation for an SECrequired audit of such controls. Specifically, section 404 of the SarbanesOxley Act requires our management to prepare an annual report regarding Premier Farnell’s internal control over financial reporting, and our external auditor to prepare an annual report attesting to the accuracy of management’s report. Under the UK corporate governance regime, Premier Farnell’s management and auditors review our internal financial controls on an annual basis, but the process of compiling the additional documentation associated with this review, as required by the SarbanesOxley Act, would impose significant incremental cost on Premier Farnell.

The implementation of section 404 of the SarbanesOxley Act, which would apply to the Company from the financial year ending 29th January 2006, would impose a considerable additional burden and cost on the Company. It is likely that there would be substantial additional fees payable to the external auditor in addition to the Company’s current annual audit fee of approximately £600,000. US companies have to comply with section 404 a year earlier than nonUS companies such as Premier Farnell. The experience of US companies of similar size to the Company is that the additional fee payable to external auditors for the work involved in their attestation of management’s report results in an increase in the audit fee that normally exceeds 50%. While this figure may reduce after the first year of attestation, it is likely that it would remain a significant cost for the foreseeable future. The implementation of section 404 of the SarbanesOxley Act would also require increased levels of management involvement. Again, based on the experience of US companies, it is likely that an additional 12,000 hours of effort would be required, with much of this being internal management time. The ongoing costs after the first year of meeting the section 404 requirements would also be significant, although it is difficult to estimate precise amounts.

In addition, there are significant related costs associated with US listing requirements, including a substantial weighting on the Company’s Directors and Officers insurance premium.

In total, the Board estimates that the total costs of maintaining the Company’s NYSE listing and SEC registration, including the costs of the management time required, for the year ending 29th January 2006 would be approximately £1,300,000. This figure includes the costs of implementing section 404 of the SarbanesOxley Act.

None of the above costs take account of the opportunity cost which the Company would suffer by virtue of the management effort that would be required to be dedicated to meeting the section 404 requirements. As a relatively small company, with limited resources, this would have a considerable impact and would delay other business initiatives.

	(c)	Outcome of review

Your Board has considered the costs and benefits of an NYSE listing and SEC registration in light of the above and has concluded that the burden and expense of complying with these obligations is out of proportion to the benefits derived by Premier Farnell from its NYSE listing and SEC registration, given the Company’s reduced US Shareholder base. In light of this conclusion, the Company has concluded that US Shareholders are not in the same position as other shareholders and that the deregistration steps described further below are in the best interests of the Company and its shareholders as a whole.

2.	Summary of the De-registration Steps

In the light of the Board’s conclusions the following steps have been, or are proposed to be, taken.

	(a)	Termination of ADR programme, NYSE de-listing and SEC de-registration

On 9th December 2004, the Ordinary Share Deposit Agreement and Preference Share Deposit Agreement were amended to increase the minimum notice period of termination of those agreements from 30 to 60 days and to reduce the period of time which holders of ADSs have to surrender their ADRs to the Depositary for receipt of the Ordinary Shares or Preference Shares underlying their ADSs from one year to 60 days. The Company also directed the Depositary to terminate the Deposit Agreements on expiry of the relevant notice periods. On 9th December 2004, the Depositary gave notice to holders of ADSs of the above amendment and that the Deposit Agreements will terminate with effect from the later of the date of delisting from the NYSE or 7th February 2005.

On 9th December 2004, the Company also applied to the NYSE and the SEC to delist voluntarily from the NYSE. It is expected that delisting and the termination of the Deposit Agreements will become effective on or about 7th February 2005.

	(b)	SEC de-registration and compulsory transfer power

Premier Farnell intends, when it is permitted by applicable SEC regulation to do so, to terminate the registration of the Ordinary Shares and Preference Shares with the SEC. Premier Farnell will not be able to file for deregistration from the SEC unless and until the number of US Shareholders, whether holding directly or through nominees, falls below 300 with respect to each of the Ordinary Shares and the Preference Shares as separate classes. Furthermore, the number of US Shareholders must remain below the 300 limit with respect to each of the Ordinary Shares and the Preference Shares after deregistration, to avoid recommencement of SEC reporting requirements. Deregistration will occur 90 days after filing a certification with the SEC that the number of US Shareholders is below 300 with respect to each of the Ordinary Shares and the Preference Shares.

In order to ensure that Premier Farnell will be able to deregister from the SEC, we propose, subject to approval by holders of Ordinary Shares, to amend the Articles to include compulsory transfer provisions whereby the Board is able, in its absolute discretion, to require shareholders whom the Board considers to be US Shareholders, whether holding directly or through nominees, to sell their Ordinary Shares and Preference Shares.

Assuming that holders of Ordinary Shares approve the proposed amendment to the Company’s Articles of Association at the EGM, Premier Farnell will be entitled to serve notices on shareholders or other persons appearing to the Company to have an interest in any Ordinary Shares or Preference Shares requiring them to provide information relating to the ownership of such shares to the Company or to show that such shares are not held by or for a US Shareholder. In addition, US Shareholders will be required to notify the Company of all Ordinary Shares and Preference Shares held by them. Premier Farnell will maintain a register of persons whom the Board considers to be US Shareholders. Shareholders will be notified if their name has been added to, or removed from, that register of US Shareholders. Shareholders will be entitled to make representations to the Company as to their inclusion on the register of US Shareholders.

The Board may give notice to any one or more US Shareholders requiring that they sell their shares within 21 days. If such notice is not complied with, the Company may sell, on behalf of such US Shareholders, the Ordinary Shares or Preference Shares to which the notice relates. The proceeds of sale will be paid to the holder of the Ordinary Shares or Preference Shares so sold (after deduction of any expenses incurred by the Board in the sale), upon surrender by the holder of any share certificate in respect of such shares. Before the Board exercises the compulsory sale power, the Company will make an appropriate announcement through a regulatory information service.

Assuming the Articles are so amended, the Board will be free to exercise the compulsory transfer provisions in its absolute discretion. It is expected that, if the Board decides to exercise the compulsory transfer power, it will do so with the objective of reducing the number of US Shareholders of each class of share to below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board expects to take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares or Preference Shares. Whilst the timing of any such exercise has not been decided, it is not expected that the Company will exercise the compulsory transfer power prior to Premier Farnell’s announcement in March 2005 of its preliminary results for the financial year ending 30th January 2005.

Thereafter, the Board may, from time to time, require Ordinary Shares and Preference Shares to be sold under the procedures described above in order to be satisfied that, at the beginning of each subsequent financial year, the number of US Shareholders remains below 300 in respect of each of the Ordinary Shares and Preference Shares. It is expected that the Board will exercise its compulsory transfer power in the manner described in the preceding paragraph.

	(c)	US employees

US employees of Premier Farnell group companies are able to participate in the Premier Farnell 401(k) Retirement Savings Plan (the “Plan”), which provides a taxfavourable retirement savings vehicle for US employees. Under the Plan, US employees were able to invest in Premier Farnell ADSs. Steps have been taken to remove this investment option, with employees continuing to be able to choose from amongst the remaining funds currently offered under the Plan.

In addition, it is intended that US employees will no longer be granted options over Premier Farnell shares under the Premier Farnell share option schemes, but such employees will be able to participate in new schemes on otherwise similar terms.

3.	Information for US holders of Ordinary Shares or Preference Shares

	(a)	NYSE de-listing and termination of the ADR programmes

As noted in paragraph 2 above, Premier Farnell applied to delist the Ordinary Shares and Preference Shares from the NYSE on 9th December 2004, and we expect the delisting to take effect on or around 7th February 2005. Notice of termination of the ADR programmes was given to ADS holders on 9th December 2004. We expect that the ADR programmes will be terminated on or about 7th February 2005. Thus, it is expected that as of 7th February 2005, the ADR programmes for the Ordinary Shares and Preference Shares will be terminated and the Ordinary Share ADSs and Preference Share ADSs will be delisted from the NYSE.

Following termination of these ADR programmes, holders of Ordinary Share ADSs and Preference Share ADSs, as the case may be, will receive from the Depositary the Ordinary Shares and Preference Shares underlying their ADSs upon the holders’ surrender of their ADRs to the Depositary and payment of the Depositary’s fee and any applicable cable, tax or governmental charges. The Depositary will deliver the Ordinary Shares and the Preference Shares, as the case may be, in accordance with the account specifications the ADS holders provide to the Depositary. In the notice of termination of the ADR programmes given on 9th December 2004, the Depositary set out the procedures to be followed by holders of registered ADSs in order to receive the Ordinary Shares or Preference Shares underlying their ADSs, as the case may be, in their desired account. Persons holding ADSs through brokers, banks or other nominees should consult with them regarding compliance with the Depositary’s procedures.

Following termination, the Depositary’s only obligation to ADS holders will be to deliver to them the Ordinary Shares and Preference Shares underlying their ADSs, as the case may be, and any dividends or other distributions the Depositary has received on them, upon the ADS holders’ compliance with the surrender and payment procedures described in the previous paragraph. If any ADS holder has not complied with these procedures by 8th April 2005, the Depositary may sell the Ordinary Shares or Preference Shares underlying the holder’s ADSs, as the case may be, and hold the net proceeds from such sale for the ADS holder. The Depositary will not segregate the net proceeds it keeps for one ADS holder from the proceeds for any other ADS holder and, further, is not required to invest these net proceeds or collect interest on them for the ADS holders’ benefit.

Following the NYSE delisting, the Ordinary Shares and Preference Shares will continue to be listed on the London Stock Exchange, and clearing and settlement of them will be conducted through CREST, the UK clearing and settlement system. However, investors are cautioned that, following delisting, no organised trading market is expected to develop for Ordinary Shares or Preference Shares in the US and that, therefore, trading of them within the US is likely to be extremely limited.

Further, unlike with the existing ADSs, all future cash payments in respect of the Ordinary Shares and the Sterling Preference Shares will be paid in pounds sterling. Payments in respect of the Dollar Preference Shares will continue to be made in dollars. The Ordinary Shares and Preference Shares will not be serviced by a US transfer agent and persons wishing to transfer their Ordinary Shares or Preference Shares will need to comply with applicable UK registration requirements. Any enquiries, including inquiries with respect to such registration requirements, will need to be referred to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA.

(b)	UK Stamp duty and stamp duty reserve tax

A United Kingdom stamp duty liability of £5 per Ordinary Share ADS holder and per Preference Share ADS holder will arise on distribution (as described in paragraph 3(a) above) of the Ordinary Shares and the Preference Shares by the Depositary. Such stamp duty will be payable by the Ordinary Share ADS holders and Preference Share ADS holders.

Transfers on sale of Ordinary Shares or Preference Shares after termination of the ADR programmes will generally be subject to United Kingdom stamp duty at the rate of 0.5% of the consideration given for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer Ordinary Shares or Preference Shares will normally give rise to a charge to stamp duty reserve tax at a rate of 0.5% of the amount or value of the consideration payable for the transfer. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied) any stamp duty reserve tax paid is repayable, generally with interest, and otherwise the stamp duty reserve tax charge is cancelled. Stamp duty reserve tax is generally payable by the purchaser.

Paperless transfers of Ordinary Shares or Preference Shares within the CREST system will generally be liable to stamp duty reserve tax, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable under the relevant agreement to transfer the shares. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the CREST system. Stamp duty or stamp duty reserve tax is generally payable by the purchaser. Deposits of Ordinary Shares or Preference Shares into CREST will not generally be subject to stamp duty reserve tax, unless the transfer into CREST is itself made for consideration.

(c)	SEC de-registration of the Ordinary Shares and Preference Shares

Premier Farnell intends, when it is permitted by applicable SEC regulation to do so, to terminate its registration of the Ordinary Shares and Preference Shares with the SEC.

Premier Farnell will not be able to file for deregistration from the SEC unless and until the number of US Shareholders, whether holding directly or through nominees, falls below 300 with respect to each of the Ordinary Shares and the Preference Shares. Furthermore, the number of US Shareholders must remain below the 300 limit with respect to each of the Ordinary Shares and the Preference Shares after deregistration, in order to avoid recommencement of SEC reporting requirements. Deregistration will occur 90 days after filing a certification with the SEC that the number of US Shareholders is below 300 with respect to each of the Ordinary Shares and the Preference Shares.

In order to ensure that Premier Farnell will be able to deregister from the SEC, we propose, subject to shareholder approval, to amend the Articles to include compulsory transfer provisions whereby the Board is able, in its absolute discretion, to require US Shareholders, whether holding directly or through nominees, to sell their Ordinary Shares and Preference Shares after this amendment is effective. More details on the way in which these compulsory transfer provisions work is set out in paragraph 2(b) of this letter.

If you are a US Shareholder, you should be aware that the Board has decided to deregister the Ordinary Shares and the Preference Shares under the Exchange Act. To achieve this aim and assuming the Articles of Association are so amended, the Board will be free to exercise the compulsory transfer provisions in its absolute discretion and it is expected that the basis on which US Shareholders will be required to sell their Ordinary Shares or Preference Shares will be influenced by the size of the relevant US Shareholder’s holding in the Company. Whilst the timing of any such exercise has not been decided, it is not expected that the Company will exercise the compulsory transfer power prior to Premier Farnell’s announcement in March 2005 of its preliminary results for the financial year ending 30th January 2005.

Thereafter, the Board may, from time to time, require Ordinary Shares and Preference Shares to be sold under the procedures set out above in order to be satisfied that, at the beginning of each subsequent financial year, the number of US Shareholders remains below 300 in respect of each of the Ordinary Shares and Preference Shares.

In the event that shares are sold compulsorily pursuant to the power described above, the Directors will appoint a broker to sell such Ordinary Shares or Preference Shares, as the case may be, at the best price reasonably obtainable in the market at the time of sale. The sale proceeds will be paid to the holder of the Ordinary Shares or Preference Shares so sold (after deduction of any expenses incurred by the Board in the sale). US Shareholders should be aware that the price at which the Ordinary Shares and Preference Shares may be sold pursuant to the compulsory transfer provisions may be lower or higher than the market value of the Ordinary Shares and Preference Shares at the date of this document.

4.	Action to be taken

(a) Shareholders

The Extraordinary General Meeting will be held at Broadgate West, 9 Appold Street, London EC2A 2AP on 9th February 2005 at 10.30 am. Holders of Ordinary Shares are entitled to attend and vote at the EGM. Enclosed with this circular is a Form of Proxy for use at the EGM. Holders of Ordinary Shares should ensure that they complete, sign and return the Form of Proxy to Capita Registrars, PO Box 25, Beckenham, Kent, BR3 4BR as soon as possible but in any event, so as to be received no later than

10.30 am on 7th February 2005. Completing and returning a Form of Proxy will not preclude a holder of Ordinary Shares from attending the EGM.

(b) Holders of ADSs

The latest time to provide the Depositary with voting instructions for the EGM is 3.00 pm (New York time) on 4th February 2005.

Holders of ADSs will not, except as described below, be entitled to attend the EGM to vote on the Articles amendment. The Depositary or its nominee, as the record holder of Ordinary Shares or Preference Shares, as the case may be, underlying the ADSs will be so entitled, and will vote in accordance with instructions that are received by the Depositary by 3.00 pm (New York time) on 4th February 2005 from holders of ADSs.

Holders of Ordinary Share ADSs who wish to attend the EGM to vote on the Articles amendment should surrender for cancellation their Ordinary Share ADSs to the Depositary, pay all related fees, charges and taxes and otherwise comply with the relevant terms of the Ordinary Share Deposit Agreement, so as to become record holders of Ordinary Shares prior to 10.30 am on 7th February 2005.

5.	Certain US securities law considerations

Because the Ordinary Shares and Preference Shares are presently registered with the SEC pursuant to the Exchange Act, Premier Farnell is subject to the Exchange Act’s reporting obligations. Premier Farnell presently files with the SEC an annual report on Form 20F and submits to the SEC certain reports on Form 6K in compliance with these reporting obligations. Following effectiveness of the Articles amendment, Premier Farnell will continue to file with and submit to the SEC these same reports, unless and until the Ordinary Shares and Preference Shares are each deregistered. After such deregistration and for so long as the Company remains deregistered, Premier Farnell will be exempt from these reporting requirements and will no longer file any reports with the SEC.

6.	Recommendation

Your Board believes that the deregistration steps described in this letter, including the proposed amendment to the Company’s Articles of Association, are in the best interests of the Company and its shareholders as a whole.

Accordingly, your Board unanimously recommends that you vote in favour of the resolution proposed at the EGM as they intend to do in respect of their own beneficial holdings, which amount in total to 268,050 Ordinary Shares, representing approximately 0.07% of the issued ordinary share capital of the Company.

Yours faithfully

Sir Malcolm Bates
Chairman

Definitions

The following definitions shall apply to the words and phrases used in the letter from the Chairman of Premier Farnell plc:

ADR	An American depositary receipt evidencing title to one or more ADSs

ADS	The Ordinary Share ADSs and/or the Preference Share ADSs, as the case may be

Articles or Articles of Association	The current articles of association of Premier Farnell

Board or Directors	The directors of Premier Farnell

Company	Premier Farnell plc

Deposit Agreements	The Ordinary Share Deposit Agreement and the Preference Share Deposit Agreement

Depositary	The Bank of New York and any successor thereto in its capacities as the depositary under the Deposit Agreements

Dollar Preference Shares	Those Preference Shares that are entitled to payments in US dollars

Extraordinary General Meeting or EGM

The Extraordinary General Meeting of the Company convened by the Notice set out at the end of this document to be held at Broadgate West, 9 Appold Street, London EC2A 2AP on 18th January 2005 at 2.30 pm

Exchange Act	The US Securities and Exchange Act of 1934, as amended

GAAP	Generally accepted accounting principles

Listing Rules

The listing rules which are made and amended from time to time by the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

NYSE	The New York Stock Exchange

Ordinary Shares	The ordinary shares of 5 pence each of Premier Farnell

Ordinary Share ADR	An American depositary receipt evidencing title to one or more Ordinary Share ADSs

Ordinary Share ADS	American depositary shares, each representing two Ordinary Shares

Ordinary Share Deposit Agreement	The deposit agreement among Premier Farnell, the Bank of New York and the owners and holders of American Depositary Receipts related to Ordinary Share ADSs dated 11th April 1996

Preference Shares	The cumulative convertible redeemable preference shares of £1 each of Premier Farnell

Preference Share ADR	An American depositary receipt evidencing title to one or more Preference Share ADSs

Preference Share ADS	American depositary shares, each representing one Preference Share

Preference Share Deposit Agreement	The deposit agreement among Premier Farnell, the Bank of New York and the owners and holders of American Depositary Receipts related to Preference Share ADSs dated 11th April 1996

Premier Farnell	Premier Farnell plc

SarbanesOxley Act	The US SarbanesOxley Act of 2002

SEC	The US Securities and Exchange Commission

Securities Act	The US Securities Act of 1933

Sterling Preference Shares	Those Preference Shares that have been the subject of a notice of changeover pursuant to Article 5(c) of the Articles of Association such that they are entitled to payments in pounds sterling

United States or US	The United States of America, its territories and possessions, any state of the United States, and the District of Columbia

US Shareholder

Persons resident in the US who hold ADSs, Ordinary Shares or Preference Shares either directly or for whose account ADSs, Ordinary Shares or Preference Shares are held by any broker, dealer or bank (or nominee of any of these)

PREMIER FARNELL PLC
Company Number 876412 (the “Company”)

NOTICE OF
EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Premier Farnell PLC (the “Company”) will be held at Broadgate West, 9 Appold Street, London EC2A 2AP on 9th February 2005 at 10.30 am for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

THAT the Articles of Association of the Company be amended by:

(a)	deleting the full stop at the end of article 19(b)(ii) and replacing it with:

“; or

to which the final sentence of article 26(e)(i) applies.”

(b)	inserting after article 25 a new article 26 as follows:

	“26.	Limitations on shareholdings by US Holders

	(a)	Purpose and interpretation

(i)

The purpose of this article is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

		(ii)	For the purpose of this article:

(A)

interest, in relation to shares, means any interest which would be taken into account in determining for the purposes of Part VI of the Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes) and interested shall be construed accordingly;

(B)

Relevant Shares means shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) which are held by US Holders in any manner described in Rule 12g 32(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) or which are deemed pursuant to this article to be so held;

			(C)	Required Disposal means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will result in such shares ceasing to be Relevant Shares;

			(D)	Register of US Holders means the register to be maintained in accordance with article 26(d);

(E)

US Holder means (I) persons resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) in any manner described in Rule 12g 32(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) and (II) persons who appear, at any time, to the Board to fall within subparagraph (I) of this definition of US Holder; and

			(F)	US means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(b)	Disclosure notices

(i)

The board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to disclose to the Company in writing such information as the board shall require relating to the ownership of or interests in the shares in question as lies within the knowledge of such member or other person (supported if the board so requires by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 212 of the Act and any information which the board shall deem necessary or desirable in order to determine whether any shares are Relevant Shares.

(ii)

Whether or not a notice pursuant to article 26(b)(i) has been given, the board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the board that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the board may consider reasonable) make representations to the board as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the board believes such shares to be Relevant Shares, the board may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this article.

(iii)

The board may give a notice pursuant to article 26(b)(i) or (ii) or both of them at any time and the board may give one or more than one such notice to the same member or other person in respect of the same shares.

(c)	Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

(d)	Register of US Holders

(i)

The board shall maintain, in addition to the register, a register of US Holders, in which there shall be entered particulars of any shares which are or have been deemed to be Relevant Shares. The particulars entered on the Register of US Holders in respect of any share shall comprise, in addition to the name of the holder, the name of any US Holder interested or who appears to the board to be interested in such share and such information as has been supplied to the board pursuant to article 26(b)(i) or (ii) or otherwise or, if no such information has been supplied, such information as the board considers appropriate.

(ii)

The board shall remove from the Register of US Holders particulars of any share if there has been furnished to it a declaration (in such form as the board may from time to time prescribe) by the holder of such share, together with such other evidence as the board may require, that satisfies the board that such share is no longer a Relevant Share.

(e)	Required Disposal

(i)

The board may give notice to the holder of any Relevant Shares and, if it so chooses, to any other person appearing to it to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by him to be made within 21 days or such longer period as the board considers reasonable. The board may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the board sees fit. If the board is not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to article 26(e)(ii) or unless such notice is withdrawn.

(ii)

If a notice given under article 26(e)(i) above has not been complied with in all respects to the satisfaction of the board or withdrawn, the board shall, so far as it is able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the board determines (based on advice from bankers, brokers, or other persons the board considers appropriate to be consulted by it for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the board shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

	(iii)	For the purpose of effecting any Required Disposal, the board may:

		(A)	authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder; and/or

		(B)	convert any share from uncertificated form to certificated form,

and may enter the name of the transferee in the register in respect of the transferred shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the board shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the board in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

(f)	Miscellaneous

(i)

Nothing in this article shall require the board to assume that any person is a US Holder unless the information contained in the register, the registers kept by the Company under Part VI of the Act or in the Register of US Holders, appears to the board to indicate to the contrary or the board has reason to believe otherwise, in which circumstances the board shall make enquiries in good faith to discover whether any person is a US Holder.

(ii)

The board shall not be obliged to give any notice otherwise required under this article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this article shall not prevent the implementation of, or invalidate, any procedure under this article.

(iii)

Save as otherwise provided in this article, the provisions of these articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by this article. Any notice required by this article to be given to a person who is not a member, or who is a member whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a prepaid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which the board believes him to be resident or carrying on business or to his last known address as shown in the register. The notice shall in such a case be deemed to have been given on the third day following that on which the envelope containing the same is posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given.

(iv)

Any resolution or determination of, or decision or exercise of any discretion or power by, the board or any director or by the chairman of any meeting under or pursuant to the provisions of this article (including without prejudice to the generality of the foregoing as to what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by the board under article 26(e) above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the board or any director pursuant to the foregoing provisions of this article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this article.

	(v)	Nothing in this Article shall constitute the holders of Relevant Shares as a separate class.

	(vi)	This article shall apply notwithstanding any provision in any other of these articles which is inconsistent with or contrary to it.”; and

(c)	renumbering all subsequent articles accordingly and by altering all crossreferences accordingly.

By Order of the Board
Steven Webb
Secretary
Farnell House
Forge Lane
Leeds LS12 2NE
10th January 2005

NOTES

1.

A member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member. A proxy form is enclosed for this purpose. The appointment of a proxy will not preclude a member from attending and voting in person.

2.	A holder of cumulative convertible redeemable preference shares only is not entitled to attend or vote at the meeting.

3.

Pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, the Company specifies that only those holders of Ordinary Shares registered in the register of members of the Company as at 10.30 am on 7th February 2005 shall be entitled to attend or vote at the meeting in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the register of members after 10.30 am on 7th February 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message must be transmitted so as to be received by the Company’s agent, Capita Registrars (whose CREST ID is RA10) by the specified latest time(s) for receipt of proxy appointments. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	To be effective an appointment of a proxy must be received at the specified address not later than 10.30 am on 7th February 2005.